

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2020

Chad Fischl
Chief Executive Officer
Grow Solutions Holdings, Inc.
222-111 Research Drive
Saskatoon, Canada SK S7N 3R2

> **Re: Grow Solutions Holdings, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 19, 2019**
> **File No. 024-11107**

Dear Mr. Fischl:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2019 letter.

Amendment No. 2 to Offering Statement filed on December 19, 2019

General

1. We note that you revised the offering size from 100,000,000 shares offered at $.03 per share to 2,000,000,000 shares offered at $.0015 per share. Given the number of shares currently outstanding, a fully subscribed offering would require you to issue more than your total number of authorized shares. Please revise to reduce the number of shares to be offered or advise. If you have amended your charter documents to increase the number of authorized shares, please file the relevant amendments. Note that you must file full and complete copies of all amendments to your charter documents.

2. In your next amendment, please update your executive compensation disclosure to reflect information for the most recently completed fiscal year.

Chad Fischl
Grow Solutions Holdings, Inc.
January 3, 2020
Page 2

  You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jacqueline Kaufman at (20) 551-3797 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Andrew Coldicutt, Esq.